Exhibit 4.10

1405 boul du Parc Technologique Quebec (Quebec) G1P 4P5 Canada	100 Marketplace, Suite 203 25 Mountainview Blvd. Basking Ridge, NJ 07920-3452 USA

June 14, 2013

BY REGISTERED MAIL
Mr. Dennis Turpin, CPA, CA
Senior Vice President and Chief Financial Officer
1405 boul du Parc Technologique
Quebec (Quebec) G1P 4P5
Canada

Re:    Termination of the Change of Control Program

Dear Dennis:
As provided in your employment agreement, Aeterna Zentaris Inc. (hereinafter the "Corporation") hereby formally informs you that the Change of Control Program (hereinafter the "Program") that is currently detailed in Appendix 1 of your employment agreement is terminated.
Section 5 of Appendix 1 of your employment agreement dated June 29, 2007 provides that the Corporation may terminate the Program at any time and for any reason by providing you with a written notice of at least 30 days prior to each anniversary date of the signature of the agreement, namely June 29.
The Corporation has decided to exercise its right to terminate the Program.
As a consequence of the termination of the Program, section 7.1 and Appendix 1 of your employment agreement shall be deemed void and inapplicable as of June 29, 2014, although the termination of the Program does not affect the remaining provisions of your employment agreement.
Please let me know if you have any questions related to the above.

Sincerely,
David A. Dodd
President and CEO